Notice to ASX/LSE 2024 Annual Report 19 February 2025 Rio Tinto is today releasing the Annual Report 2024 to the Australian Securities Exchange (ASX) as well as on its website at riotinto.com/reports. These reports will also be uploaded to the UK National Storage Mechanism and will be available at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. Hard copies of these documents will be sent by post to those shareholders who have elected to receive them. Hard copies can be obtained free of charge on request. Rio Tinto expects to file its Annual Report on Form 20-F 2024 with the United States Securities and Exchange Commission on or around 20 February 2025. American Depositary Receipt holders will be able to view Rio Tinto's Annual Report 2024 and the Annual Report on Form 20-F 2024 on the Rio Tinto website. In 2024, Rio Tinto has fully integrated climate disclosures into the 2024 Annual Report, in line with the IFRS S2 Sustainability Disclosure Standard, and has not published a separate climate report. These disclosures are in the 2025 Climate Action Plan on pages 41 – 75 of the 2024 Annual Report. In addition, the following disclosures will also be accessible at riotinto.com/reports:  Sustainability Fact Book 2024  Scope 1,2 and 3 Emissions Calculation and Climate Methodology 2024  Industry Associations Disclosure 2024 LEI: 213800YOEO5OQ72G2R82 Classification: 1.1 Annual financial and audit reports. Exhibit 99.3

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com